

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 27, 2016

<u>Via E-mail</u>
Fred Schiemann
Chief Financial Officer
Mayflower Investment Group Inc.
429 Plumb Lane
Reno, NV 89509

> **Re: Mayflower Investment Group Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed September 16, 2016**
> **File No. 024-10558**

Dear Mr. Schiemann:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2016 letter.

<u>General</u>

1. We note your response to comment 1 that participants in the PRDP have sole discretion concerning the ultimate disposition of the finished home and timing of any such actions, and that all of the decision making lies with the participant in the PRDP. We also note your statement that the main benefit of the program is to utilize the resources and contacts of the company. Please expand upon this to clarify the extent to which investors retain the ability to control the profitability of their real estate investment. Specifically, please clarify whether participants are limited to the resources and contacts provided by the company and whether participants must select building lots, entity structures, and general contractors that were provided by the company. Please also clarify how your

profit sharing model with mortgage lenders and builders would be impacted if a participant contracts with its own lender or builder.

2. We note your response to comment 1 that the use of the finished home is in the discretion of the participant. Please clarify how the company intends to generate revenue if the participant decides to occupy or rent the property, or if the participant does not sell the property until a much later date. In this regard, it appears as though the company would not receive the management fee described on page 20 until the successful sale of a finished home.

Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities